September 15, 2017

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for the Fiscal Year Ended March 31, 2017 Filed June 23, 2017 File No. 001-14948

Dear Mr. Shenk:

We refer to your letter dated August 14, 2017 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2017, filed with the U.S. Securities and Exchange Commission on June 23, 2017.

Set forth below is our response to your comment.  To assist you in the reviewing process, we have reproduced it below in bold type.

Form 20-F for Fiscal Year Ended March 31, 2017
Notes to Consolidated Financial Statements
Note 24. Other commitments and contingencies
Legal proceedings, page F-61

1.
We note on the “toyotaframesettlement.com” website a settlement agreement signed by a Toyota representative dated November 14, 2016 in regard to the frame rust perforation on certain Toyota vehicles (“settlement”). The agreement refers to the “Frame Inspection and Replacement Program” (“program”). We also note on the website a preliminary approval order dated December 2, 2016 that refers to the program and that the settlement “makes available over $3.4 billion worth of benefits.” We further note on the website the final judgment and final order each dated May 21, 2017. The amount of the settlement benefits appears to be material to your fiscal 2017 results. However, we did not note any disclosure about the program or settlement in the filing. Please explain to us in detail your analysis of ASC 450-20-25-2 and 50-3 and 4 in regard to your accounting and disclosure of this matter, and the amount, if any, you have recorded. Also, refer to Item 8.A.7 of Form 20-F for guidance.

The Company’s Response

We acknowledge the Staff’s comment.

Toyota was named as the defendant in a class action lawsuit concerning frame rust perforation, and on November 15, 2016 entered into a settlement agreement with the plaintiffs concerning it (the “Settlement”).  The Settlement obtained preliminary court approval on December 2, 2016 and final court approval on May 21, 2017.

In the Settlement, Toyota agreed to, among other things, pay a maximum of $12.42 million, which settlement amount includes attorney’s fees for the plaintiffs and administrative costs and expenses associated with the Settlement.  This amount was accrued at March 31, 2017. In addition, Toyota also agreed to implement safety measures such as frame inspections and replacements, as well as application of corrosion resistant compounds, with respect to Toyota Tacoma vehicles, model years 2005 to 2010; Toyota Tundra vehicles, model years 2007 to 2008; and Toyota Sequoia vehicles, model years 2005 to 2008.

With respect to the safety measures described above, since they are of the same nature and will undergo the same process as ordinary recalls and other safety measures, the cost of such safety measures was, as is the case with costs incurred for ordinary recalls and other safety measures, comprehensively accrued.  As a result, there is no additional charge to be recognized in the financial statements relating to the safety measures described above.

Specifically, as indicated in Notes 2 and 13 of Toyota’s consolidated financial statements, Toyota employs an estimation model to accrue, at the time of vehicle sale, an amount that represents management’s best estimate of expenses related to future recalls and other safety measures based on historical experience.  Thus, an individual recall announcement generally does not directly impact the financial statements when it occurs, and such was the case for the safety measures that Toyota agreed to implement as part of the Settlement.

Toyota believes that the disclosure in its consolidated financial statements complies with ASC 450 and additional disclosure in the financial statements or under Item 8.A.7 is not necessary. Additional information concerning this accounting treatment can be found under “Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Critical Accounting Estimates—Product Warranties and Recalls and Other Safety Measures”  in Toyota’s Form 20-F for the fiscal year ended March 31, 2017.

Finally, the reference to “$3.4 billion worth of benefits” in the preliminary approval order refers to a statement made by the plaintiffs reflecting calculations made by the plaintiffs. The amount does not represent an estimate made by Toyota, and thus does not impact Toyota’s accounting or disclosure.

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Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Tetsuya Otake
Name:	Tetsuya Otake
Title:	Senior Managing Officer

cc:	Abe Friedman (Securities and Exchange Commission) Masahisa Ikeda (Shearman & Sterling LLP)